UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PHENOMEX INC.

(Name of Subject Company (issuer))

BIRD MERGERSUB CORPORATION

(Offeror)

a wholly owned subsidiary of

BRUKER CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

084310101

(CUSIP Number of Class of Securities)

J. Brent Alldredge

Senior Vice President, General Counsel and Corporate Secretary

Bruker Corporation

40 Manning Road

Billerica, MA 01821

Telephone: (978) 663-3660

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Laurie A. Cerveny

Robert W. Dickey

Bryan S. Keighery

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

Telephone: (617) 341-7700

Fax: (617) 341-7701

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1	through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Bird Mergersub Corporation, a Delaware corporation and a wholly owned subsidiary of Bruker Corporation, a Delaware corporation (“Bruker”), to purchase all of the outstanding shares of common stock, par value $0.00005 per share (the “Shares”), of PhenomeX Inc., a Delaware corporation (“PhenomeX”), for $1.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated August 31, 2023.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement, as published in The Wall Street Journal on August 31, 2023

(a)(5)(A)	Joint Press Release issued on August 17, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Bruker Corporation with the U.S. Securities and Exchange Commission on August 17, 2023).

(b)	Promissory Note, dated as of August 17, 2023, by and among Bruker Corporation, PhenomeX Inc. and IsoPlexis Corporation. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PhenomeX Inc. with the U.S. Securities and Exchange Commission on August 17, 2023 (File No. 001-39388)).

(d)(1)	Agreement and Plan of Merger, dated August 17, 2023, by and among Bruker Corporation, Bird Mergersub Corporation, and PhenomeX Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PhenomeX Inc. with the U.S. Securities and Exchange Commission on August 17, 2023 (File No. 001-39388)).

(d)(2)	Tender and Support Agreement, dated August 17, 2023, by and among Bruker Corporation, Bird Mergersub Corporation, PhenomeX Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PhenomeX Inc. with the U.S. Securities and Exchange Commission on August 17, 2023 (File No. 001-39388)).

(d)(3)*	Confidentiality Agreement, dated as of July 11, 2023, between PhenomeX, Inc. and Bruker Corporation.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 31, 2023	BIRD MERGERSUB CORPORATION

/s/ Mark Munch
	Name:	Mark R. Munch, Ph.D.
	Title:	President

BRUKER CORPORATION

/s/ Mark Munch
	Name:	Mark R. Munch, Ph.D.
	Title:	President, BNANO